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VIA EDGAR AND OVERNIGHT DELIVERY

Thomas Jones

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         The Vita Coco Company, Inc.

               Registration Statement on Form S-1

               Filed September 27, 2021

               File No. 333-259825

               CIK No. 0001482981

Dear Mr. Jones:

On behalf of The Vita Coco Company, Inc. (f/k/a All Market Inc.), a Delaware public benefit corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated October 13, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 as filed on September 27, 2021 (the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on October 15, 2021 (“Amendment No. 2”). The bold and numbered paragraph below correspond to the numbered paragraph in the Staff’s Comment Letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2. Any use of the words “we” or “our” herein refer to the Company.

Staff’s Letter to the Company, dated October 13, 2021

Recent Developments, page 27

1. We note your presentation of Recent Developments, including your disclosure of ranges for Net sales and Gross profit for the quarter ended September 30, 2021. It appears to us you should balance these disclosures by also presenting a range for a net profitability measure such as Net income or, at a minimum, Income from operations. Also, if a range for Net income can not be provided, you should explain the reasons why.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 27 of Amendment No. 2 to present a range for Income from operations, and to note that the Company has not included preliminary results for the three months ended September 30, 2021 because the recognition and measurement of income taxes, and the measurement of foreign currency gain (loss) is not yet available as of the date of Amendment No. 2.

****

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at Ian.Schuman@lw.com or by telephone at (212) 906-1894 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman

Ian D. Schuman, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc:

Asia Timmons-Pierce, U.S. Securities and Exchange Commission

Jeff Gordon, U.S. Securities and Exchange Commission

Anne McConnell, U.S. Securities and Exchange Commission

Michael Kirban, The Vita Coco Company, Inc.

Martin Roper, The Vita Coco Company, Inc.

Kevin Benmoussa, The Vita Coco Company, Inc.

Stelios G. Saffos, Esq., Latham & Watkins LLP

Salvatore Vanchieri, Esq., Latham & Watkins LLP